                            GCGA LIMITED PARTNERSHIP

                              Financial Statements

                 For the years ended December 31, 1998 and 1997

                          Independent Auditors' Report

Independent Auditors' Report

To the Partners of
     GCGA Limited Partnership

We have audited the accompanying balance sheets of GCGA Limited Partnership (the "Partnership") as of December 31, 1998 and 1997 and the related statements of operations, partners' capital deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of GCGA Limited Partnership as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                   Deloitte & Touche, LLP
                                                   /s/ Deloitte & Touche, LLP

New York, New York
March 18, 1999

                            GCGA LIMITED PARTNERSHIP

                                 Balance Sheets

                           December 31, 1998 and 1997

                                                     1998              1997
--------------------------------------------------------------------------------
                                  Assets

Real estate, at cost:
   Land                                        $  4,892,336        $  4,892,336
   Building and improvements                     73,624,779          70,951,977
--------------------------------------------------------------------------------
                                                 78,517,115          75,844,313
   Accumulated depreciation                     (17,818,235)        (15,923,007)
--------------------------------------------------------------------------------
                                                 60,698,880          59,921,306

Cash                                                385,172           2,117,296
Escrow deposits                                     808,617             772,378
Accounts receivable                               4,761,502           4,975,179
Deferred expenses, net                              325,806             258,342
Other assets                                        113,784             210,190
--------------------------------------------------------------------------------
                                               $ 67,093,761        $ 68,254,691
===============================================================================

                  Liabilities and Partners' Capital Deficiency

Liabilities:
   First mortgage loan                           $  37,750,000    $  37,750,000
   Second mortgage loan and accrued interest        79,023,308       72,148,266
   Note payable                                      2,446,428        2,514,255
   Accounts payable and other liabilities              744,386          521,762
--------------------------------------------------------------------------------
                                                   119,964,122      112,934,283

Partners' capital deficiency                       (52,870,361)     (44,679,592)
--------------------------------------------------------------------------------

                                                 $  67,093,761    $  68,254,691
===============================================================================

                 See accompanying notes to financial statements.

                            GCGA LIMITED PARTNERSHIP

                            Statements of Operations

                     Years ended December 31, 1998 and 1997

                                                     1998             1997
--------------------------------------------------------------------------------
Revenue:
   Rental                                      $ 11,513,818        $ 11,498,722
   Interest and other                                79,390             238,937
--------------------------------------------------------------------------------
                                                 11,593,208          11,737,659
--------------------------------------------------------------------------------

Expenses:
   Interest                                      11,876,782          11,805,253
   Property operating                             4,996,224           4,393,023
   Depreciation                                   1,895,228           1,774,048
   Amortization                                      65,398             166,095
   General and administrative                       950,345             682,653

--------------------------------------------------------------------------------
                                                 19,783,977          18,821,072
--------------------------------------------------------------------------------

Net loss                                       $ (8,190,769)       $ (7,083,413)
================================================================================


                 See accompanying notes to financial statements.

                            GCGA LIMITED PARTNERSHIP

              Statements of Changes in Partners' Capital Deficiency

                     Years ended December 31, 1998 and 1997

                                                                         Total
--------------------------------------------------------------------------------
Partners' capital deficiency at
  January 1, 1997                                                  $(37,719,179)

Contributions                                                           200,000

Distributions                                                           (77,000)

Net loss                                                             (7,083,413)
--------------------------------------------------------------------------------

Partners' capital deficiency
   at December 31, 1997                                             (44,679,592)

Net loss                                                             (8,190,769)
--------------------------------------------------------------------------------

Partners' capital deficiency at December 31, 1998                  $(52,870,361)
================================================================================

                 See accompanying notes to financial statements.

                            GCGA LIMITED PARTNERSHIP

                            Statements of Cash Flows

                     Years ended December 31, 1998 and 1997

                                                                                    1998            1997
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:                                           $(8,190,769)   $(7,083,413)
  Net loss
  Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
     Interest accrual on second mortgage loan in excess
       of payments                                                                4,154,099      6,856,266
     Depreciation and amortization                                                1,960,626      1,940,143
     (Increase) decrease in operating assets:
        Escrow deposits                                                             (36,239)      (188,802)
        Accounts receivable                                                         213,677        (36,403)
        Deferred expenses                                                          (132,862)       (29,417)
        Other assets                                                                 96,406        (98,627)
     Increase (decrease) in accounts payable and
       other liabilities                                                            222,624        (92,377)
-------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by operating activities                     (1,712,438)     1,267,370
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to building and improvements                                         (2,672,802)            --
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Borrowings under second mortgage loan                                           2,720,943             --
  Repayment of note payable                                                         (67,827)       (80,571)
  Partner contributions                                                                  --        200,000
  Partner distributions                                                                  --        (77,000)
-------------------------------------------------------------------------------------------------------------

         Net cash  provided by financing
           activities                                                             2,653,116         42,429
-------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                                      (1,732,124)     1,309,799

Cash at beginning of year                                                         2,117,296        807,497
-------------------------------------------------------------------------------------------------------------
Cash at end of year                                                             $   385,172    $ 2,117,296
=============================================================================================================

Supplemental disclosure of cash paid during the year
  for interest                                                                  $ 7,752,794    $ 4,948,987
=============================================================================================================

                 See accompanying notes to financial statements.

                            GCGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

                           December 31, 1998 and 1997

1. Organization

GCGA Limited Partnership (the "Partnership") is a limited partnership organized under the laws of the Commonwealth of Massachusetts. The Partnership is the sole beneficiary of the Government Center Garage Realty Trust (the "Trust") which owns One Congress Street (the "Property"), an 11-story structure containing approximately 283,000 square feet of office and retail space and a 2,200-space parking garage, located in Boston, Massachusetts.

Prior to October 27, 1997, the partners of the Partnership were Government Center Garage Associates Limited Partnership ("GCA"), which owned a 1% general partnership interest and a 98% limited partnership interest, and an individual affiliated with the developer of the property who owned a 1% limited partnership interest (the "Affiliate").

In October 1996, the Partnership defaulted on its second mortgage loan by failing to timely pay its debt service. Thereafter, the second mortgage lenders (Dean Witter Yield Plus, L.P. ("Yield Plus") and Dean Witter Yield Plus II, L.P. ("Yield Plus II"), collectively, (the "Lender")) accelerated the loan and attempted to take possession of the property. On October 15, 1996, the Partnership and the Trust filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Maryland (the "Bankruptcy Court"). While in bankruptcy, the Partnership operated as a debtor-in-possession, whereby the Partnership could not engage in transactions outside of the ordinary course of business without approval of the Bankruptcy Court, after notice and hearing.

On October 27, 1997, the Partnership entered into a settlement agreement with the Lender (the "Agreement"). As part of the Agreement, two new corporations each of which are jointly owned by Yield Plus (58%) and Yield Plus II (42%), became the sole general partners (the "New General Partners") of the Partnership (with an aggregate 19% ownership interest) and GCA (with an aggregate 1% ownership interest). Yield Plus and Yield Plus II have agreed to make all decisions concerning the Partnership and its property jointly, and retained an affiliate of the Partnership's

                             CGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

1. Organization (continued)

original general partner as property manager. As part of the Agreement, the second mortgage loan was also restructured (see Note 4).

Pursuant to the Agreement, GCA's limited partnership interest in the Partnership was reduced to 81% and the Affiliate's 1% interest in the Partnership was eliminated.

2. Summary of Significant Accounting Policies

The Partnership's records are maintained on the accrual basis of accounting for financial reporting and tax purposes. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real estate is recorded at cost less accumulated depreciation. Cost includes land, improvements, direct construction costs, indirect project costs, and carrying costs, including real estate taxes, interest and loan costs incurred during the construction period. Depreciation is recorded on the straight-line method. Repairs are expensed.

Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

At least annually, and more often if circumstances dictate, the Partnership evaluates the recoverability of the net carrying value of the Property and any related assets. As part of this evaluation, the Partnership assesses, among other things, whether there has been a significant decrease in the market value of the Property. If events or circumstances indicate that the net carrying value of the Property may not be recoverable, the expected future net cash flows from the Property are estimated for a period of approximately five years (or a shorter period if the Partnership expects that the Property may be disposed of sooner), along with estimated sales proceeds at the end of the period.

                            GCGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

If the total of these future undiscounted cash flows were less than the carrying amount of the Property, the Property would be written down to its fair value as determined (in some cases with the assistance of outside real estate consultants) based on discounted cash flows, and a loss on impairment recognized by a charge to earnings.

Because the determination of fair value is based upon projections of future economic events such as property occupancy rates, rental rates, operating cost inflation and market capitalization rates which are inherently subjective, the amounts ultimately realized at disposition may differ materially from the net carrying value as of December 31, 1998. The cash flows used to evaluate the recoverability of the assets and to determine fair value are based on good faith estimates and assumptions developed by the New General Partners. Unanticipated events and circumstances may occur and some assumptions may not materialize; therefore actual results may vary from the estimates and the variances may be material. The Partnership may provide additional write-downs, which could be material, in subsequent years if real estate markets or local economic conditions change.

Deferred expenses consist of origination fees in connection with the mortgage loans and leasing commissions. Origination fees are amortized over the applicable loan terms. Leasing Commissions are amortized over the applicable lease terms. In 1997, fully amortized deferred expenses (with an original cost of $2,300,762) were written off.

Rental income is accrued on a straight-line basis over the terms of the leases. Accruals in excess of amounts payable by tenants pursuant to their leases (resulting from rent concessions or rents which periodically increase over the term of a lease) are recorded as receivables and included in other assets.

No provision for income taxes has been made in the financial statements, since the liability for such taxes is that of the partners rather than the Partnership.

                            GCGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

The accounting policies used for tax reporting purposes differ from those used for financial reporting as follows: (a) depreciation is calculated using accelerated methods and (b) rental income is recognized based on the payment terms in the applicable leases. The tax basis of the Partnership's assets and liabilities is approximately $11.7 million lower than the amounts reported for financial statement purposes at December 31, 1998.

The implementation in 1998 of the Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" and Statement NO. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for the Partnership's 1998 year-end financial statements did not have any impact on the Partnership's financial statements.

3. Partnership Agreement

The Partnership Agreement and subsequent amendments (the "Agreement") provide that net cash flow, as defined in the Agreement, generally will be paid to the partners pro rata, in accordance with their partnership interests.

Net capital proceeds arising from a transaction involving the disposition of all or substantially all the beneficial interest in the Trust or the Property or involving the liquidation of the Partnership shall be distributed in accordance with the partners capital accounts, as adjusted, pursuant to the Agreement.

                            GCGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

4. Mortgage Loans Payable

The Trust has a $37,750,000 first mortgage loan payable to a major insurance company. The loan requires monthly payments of interest only, payable at 9.39% and matures November 1, 2001. For each of the years ended December 31, 1998 and 1997, the Partnership incurred interest expense of $3,544,725 on this loan.

The Trust also has a participating second mortgage loan payable to the Lender which is due in 2001. Prior to October 27, 1997, principal of the loan was $59,200,000, base interest was payable monthly at 8% and the first $250,000 of net revenues in any calendar year from the property was payable as additional interest. The Lender also owned a 58% interest in adjusted net revenues and capital proceeds generated by the property.

The second mortgage loan was restructured as follows:

(a) any New Loans (the "New Loans") made by the New General Partners will bear interest at 12%, payable monthly from available cash flow generated by the property after payment of debt service on the first mortgage loan and certain operating escrows;

(b) the interest rate on the principal and past due interest on the second mortgage loan (aggregating approximately $12.3 million at October 27, 1997) has been increased to 10%, payable monthly from available cash flow generated by the property after payment of debt service on the New Loans;

(c)   any future unpaid debt service will accrue interest at 10%; and

                            GCGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

4. Mortgage Loans Payable (continued)

(d) Yield Plus' and Yield Plus II's interest in adjusted net revenue and capital proceeds generated by the property was increased to 80%.

In 1998, the Partnership borrowed $2,720,943 as a New Loan.

The Partnership incurred interest expense on the second mortgage loan of $8,078,420 and $8,036,377 in 1998 and 1997, respectively.

5. Note Payable

At the inception of the parking garage lease with Kinney System of Sudbury St., Inc., a wholly owned subsidiary of Kinney System, Inc., the lessee granted a $3,000,000 loan to the Partnership, which is payable in monthly payments of $26,350, which include interest at 10 percent per annum. The lease provides for supplemental rental payments to the Partnership of $26,350 per month to cover loan principal and interest payments. These amounts are included in rental income. The lease also provides that the unpaid principal of the loan may be forgiven if certain conditions described in the note agreement are met. Interest expense incurred on this loan in 1998 and 1997 were approximately $248,000 and $224,000, respectively.

                            GCGA LIMITED PARTNERSHIP

                          Notes to Financial Statements

6. Leases

Minimum future rental income under noncancelable operating leases as of December 31, 1998 is as follows:

           Year ended December 31            Future minimum rentals
--------------------------------------------------------------------------------

                      1999                          $10,647,316
                      2000                           10,911,285
                      2001                           11,130,690
                      2002                           11,413,015
                      2003                            8,570,642
                                                    -----------
                                                    $52,672,948
                                                    ===========

The Partnership has determined that all leases relating to its properties are operating leases. Lease terms range from six to twenty one years.

7. Related-Party Transactions

The Property is managed by an affiliate of the Partnership. For the years ended December 31, 1998 and 1997, the affiliate earned management fees of approximately $105,000 and $124,000, respectively. These amounts are included in property operating expenses.